UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Meta Financial Group, Inc.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

59100U108
 (CUSIP Number)

Rachael Clarke
Philadelphia Financial Management of San Francisco, LLC
450 Sansome Street, Suite 1500
San Francisco, California 94111
(415) 352-4463
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No: 59100U108	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS
PHILDELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	557,629

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	557,629

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
557,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%

14	TYPE OF REPORTING PERSON
IA

SCHEDULE 13D
CUSIP No: 59100U108	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS
BOATHOUSE ROW I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	189,867

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	189,867

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
189,867

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No: 59100U108	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS
BOATHOUSE ROW II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	58,781

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	58,781

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No: 59100U108	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS
BOATHOUSE ROW OFFSHORE LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	221,028

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	221,028

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
221,028

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No: 59100U108	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS
OC 532 OFFSHORE FUND, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	87,953

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	87,953

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,953

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No: 59100U108	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS
JORDAN HYMOWITZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	557,629

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	557,629

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
557,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%

14	TYPE OF REPORTING PERSON
IN, HC

SCHEDULE 13D
Page 8 of 13 Pages

Item 1.	Security and Issuer

This Amendment No. 3 to the statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Meta Financial Group, Inc. (the “Issuer”), whose principal executive offices are located at 5501 South Broadband Lane, Sioux Falls, South Dakota 57108. This Amendment No. 3 amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 24, 2011, as amended by Amendment No. 1, filed with the SEC on April 14, 2015, and Amendment No. 2, filed with the SEC on September 9, 2015 (collectively, the “Schedule 13D”).  This Amendment No. 3 is being filed to report the acquisition by the Reporting Persons (as defined herein) of more than one percent of the outstanding shares of Common Stock, which may be deemed a “material change” to Schedule 13D under Rule 13d-2(a).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

The purchases of shares of Common Stock reported herein were made using funds from the working capital of the Reporting Persons.  A total of $3,893,995.81 was paid to acquire the 87,986 shares of Common Stock acquired since the filing of Amendment No. 2, gross of dispositions, including:  (i) 31,933 shares of Common Stock acquired by Boathouse Row I, L.P. for an aggregate purchase price of $1,413,997.04; (ii) 8,627 shares of Common Stock acquired by Boathouse Row II, L.P. for an aggregate purchase price of $381,458.15; (iii) 34,509 shares of Common Stock acquired by Boathouse Row Offshore, Ltd. for an aggregate purchase price of $1,526,874.85; and (iv) 12,917 shares of Common Stock acquired by OC 532 Offshore Fund, Ltd. for an aggregate purchase price of $571,665.76.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

Based on information in the Issuer’s annual report on Form 10-K filed December 14, 2015, there were 8,220,075 shares of the Common Stock outstanding as of December 9, 2015.

(a)           As of December 28, 2015, each of Philadelphia Financial and Jordan Hymowitz may be deemed to be the beneficial owner of 557,629 shares of Common Stock, which represents approximately 6.8% of the outstanding shares of Common Stock.  This amount includes:  (i) 189,867 shares of Common Stock beneficially owned by Boathouse Row I, L.P., which represents approximately 2.3% of the outstanding shares of Common Stock; (ii) 58,781 shares of Common Stock beneficially owned by Boathouse Row II, L.P., which represents approximately 0.7% of the outstanding shares of Common Stock; (iii) 221,028 shares of Common Stock beneficially owned by Boathouse Row Offshore Ltd., which represents approximately 2.7% of the outstanding shares of Common Stock; and (iv) 87,953 shares of Common Stock beneficially owned by OC 532 Offshore Fund, Ltd., which represents approximately 1.1% of the outstanding shares of Common Stock.

(b)           Each of Philadelphia Financial and Jordan Hymowitz share the power to vote or to direct the vote and the power to dispose or to direct the disposition of 557,629 shares of Common Stock, which includes shared power over:  (i) 189,867 shares of Common Stock with Boathouse Row I, L.P.; (ii) 58,781 shares of Common Stock with Boathouse Row II, L.P.; (iii) 221,028 shares of Common Stock with Boathouse Row Offshore Ltd.; and (iv) 87,953 shares of Common Stock with OC 532 Offshore Fund, Ltd.

SCHEDULE 13D
Page 9 of 13 Pages

(c)         Please refer to Exhibit L for transactions in the Issuer’s securities during the past sixty days, including the transaction date, number of shares of Common Stock acquired and disposed of, price per share (and, if weighted average price per share, the range of prices), identity of the fund that effected the transaction, and where and how the transaction was effected.

(d)           Not applicable.

(e)           Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit K:                         Joint Filing Agreement

Exhibit L:                          Schedule of Transactions

SCHEDULE 13D
Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 29, 2015

PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer

BOATHOUSE ROW I, L.P.
By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW II, L.P.
By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

OC 532 OFFSHORE FUND, LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

JORDAN HYMOWITZ

/s/ Jordan Hymowitz

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D
Page 11 of 13 Pages

EXHIBIT K

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Meta Financial Group, Inc., dated as of December 29, 2015 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated:  December 29, 2015

PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer

BOATHOUSE ROW I, L.P.
By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW II, L.P.
By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

OC 532 OFFSHORE FUND, LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

JORDAN HYMOWITZ

/s/ Jordan Hymowitz

SCHEDULE 13D
Page 12 of 13 Pages

EXHIBIT L

SCHEDULE OF TRANSACTIONS

Transaction Date	Entity Transacting	Transaction Type	Quantity	Weighted- Average Price	Price Range*	How Transaction Effected
10/30/2015	Boathouse Row I, LP	BUY	2,914	$42.04	$41.67-42.44	Open Market
10/30/2015	Boathouse Row II, LP	BUY	910	$42.04	$41.67-42.44	Open Market
10/30/2015	Boathouse Row Offshore Ltd.	BUY	3,418	$42.04	$41.67-42.44	Open Market
10/30/2015	OC 532 Offshore Ltd.	BUY	1,260	$42.04	$41.67-42.44	Open Market
10/30/2015	Boathouse Row I, LP	BUY	3,529	$42.94	$42.68-43.20	Open Market
10/30/2015	Boathouse Row II, LP	BUY	1,103	$42.94	$42.68-43.20	Open Market
10/30/2015	Boathouse Row Offshore Ltd.	BUY	4,139	$42.94	$42.68-43.20	Open Market
10/30/2015	OC 532 Offshore Ltd.	BUY	1,527	$42.94	$42.68-43.20	Open Market
11/10/2015	Boathouse Row I, LP	SELL	(11,518)	$46.03	$46.00-46.20	Open Market
11/10/2015	Boathouse Row II, LP	SELL	(3,698)	$46.03	$46.00-46.20	Open Market
11/10/2015	Boathouse Row Offshore Ltd.	SELL	(13,531)	$46.03	$46.00-46.20	Open Market
11/11/2015	Boathouse Row I, LP	SELL	(8,951)	$46.00	$46.00-46.21	Open Market
11/11/2015	Boathouse Row II, LP	SELL	(2,722)	$46.00	$46.00-46.21	Open Market
11/11/2015	Boathouse Row Offshore Ltd.	SELL	(6,424)	$46.00	$46.00-46.21	Open Market
11/11/2015	OC 532 Offshore Ltd.	SELL	(2,527)	$46.01	$46.00-46.21	Open Market
11/17/2015	Boathouse Row I, LP	SELL	(1,941)	$45.96	$45.70-46.15	Open Market
11/17/2015	Boathouse Row II, LP	SELL	(611)	$45.96	$45.70-46.15	Open Market
11/17/2015	Boathouse Row Offshore Ltd.	SELL	(2,293)	$45.96	$45.70-46.15	Open Market
11/17/2015	OC 532 Offshore Ltd.	SELL	(858)	$45.96	$45.70-46.15	Open Market
11/18/2015	Boathouse Row I, LP	SELL	(7,285)	$45.44	$45.40-45.50	Open Market
11/18/2015	Boathouse Row II, LP	SELL	(2,293)	$45.44	$45.40-45.50	Open Market
11/18/2015	Boathouse Row Offshore Ltd.	SELL	(8,603)	$45.44	$45.40-45.50	Open Market
11/18/2015	OC 532 Offshore Ltd.	SELL	(3,219)	$45.44	$45.40-45.50	Open Market
12/9/2015	Boathouse Row I, LP	BUY	887	$43.63	$42.89-43.87	Open Market
12/9/2015	Boathouse Row II, LP	BUY	278	$43.63	$42.89-43.87	Open Market
12/9/2015	Boathouse Row Offshore Ltd.	BUY	1,046	$43.63	$42.89-43.87	Open Market
12/9/2015	OC 532 Offshore Ltd.	BUY	389	$43.63	$42.89-43.87	Open Market
12/9/2015	Boathouse Row I, LP	BUY	4,493	$44.29	$43.89-44.77	Open Market
12/9/2015	Boathouse Row II, LP	BUY	1,409	$44.29	$43.89-44.77	Open Market
12/9/2015	Boathouse Row Offshore Ltd.	BUY	5,303	$44.29	$43.89-44.77	Open Market
12/9/2015	OC 532 Offshore Ltd.	BUY	1,972	$44.29	$43.89-44.77	Open Market
12/9/2015	Boathouse Row I, LP	BUY	139	$44.99	$44.97-45.00	Open Market
12/9/2015	Boathouse Row II, LP	BUY	44	$44.99	$44.97-45.00	Open Market
12/9/2015	Boathouse Row Offshore Ltd.	BUY	164	$44.99	$44.97-45.00	Open Market
12/9/2015	OC 532 Offshore Ltd.	BUY	61	$44.99	$44.97-45.00	Open Market

SCHEDULE 13D
Page 13 of 13 Pages

Transaction Date	Entity Transacting	Transaction Type	Quantity	Weighted- Average Price	Price Range*	How Transaction Effected
12/10/2015	Boathouse Row I, LP	BUY	3,410	$45.31	$44.90-45.60	Open Market
12/10/2015	Boathouse Row II, LP	BUY	1,069	$45.31	$44.90-45.60	Open Market
12/10/2015	Boathouse Row Offshore Ltd.	BUY	4,024	$45.31	$44.90-45.60	Open Market
12/10/2015	OC 532 Offshore Ltd.	BUY	1,497	$45.31	$44.90-45.60	Open Market
12/17/2015	Boathouse Row I, LP	BUY	3,421	$44.74	$44.20-45.11	Open Market
12/17/2015	Boathouse Row II, LP	BUY	1,071	$44.74	$44.20-45.11	Open Market
12/17/2015	Boathouse Row Offshore Ltd.	BUY	4,035	$44.74	$44.20-45.11	Open Market
12/17/2015	OC 532 Offshore Ltd.	BUY	1,473	$44.74	$44.20-45.11	Open Market
12/18/2015	Boathouse Row I, LP	BUY	6,617	$44.63	$44.13-45.10	Open Market
12/18/2015	Boathouse Row II, LP	BUY	830	$44.63	$44.13-45.10	Open Market
12/18/2015	Boathouse Row Offshore Ltd.	BUY	4,977	$44.63	$44.13-45.10	Open Market
12/18/2015	OC 532 Offshore Ltd.	BUY	1,722	$44.63	$44.13-45.10	Open Market
12/18/2015	Boathouse Row I, LP	BUY	655	$45.22	$45.13-45.41	Open Market
12/18/2015	Boathouse Row II, LP	BUY	82	$45.22	$45.13-45.41	Open Market
12/18/2015	Boathouse Row Offshore Ltd.	BUY	493	$45.22	$45.13-45.41	Open Market
12/18/2015	OC 532 Offshore Ltd.	BUY	170	$45.22	$45.13-45.41	Open Market
12/23/2015	Boathouse Row I, LP	BUY	423	$44.81	$44.77-44.87	Open Market
12/23/2015	Boathouse Row II, LP	BUY	132	$44.81	$44.77-44.87	Open Market
12/23/2015	Boathouse Row Offshore Ltd.	BUY	497	$44.81	$44.77-44.87	Open Market
12/23/2015	OC 532 Offshore Ltd.	BUY	205	$44.81	$44.77-44.87	Open Market
12/24/2015	Boathouse Row I, LP	BUY	1,815	$45.09	$44.91-45.33	Open Market
12/24/2015	Boathouse Row II, LP	BUY	567	$45.09	$44.91-45.33	Open Market
12/24/2015	Boathouse Row Offshore Ltd.	BUY	2,138	$45.09	$44.91-45.33	Open Market
12/24/2015	OC 532 Offshore Ltd.	BUY	880	$45.09	$44.91-45.33	Open Market
12/28/2015	Boathouse Row I, LP	BUY	3,631	$44.81	$44.44-44.98	Open Market
12/28/2015	Boathouse Row II, LP	BUY	1,133	$44.81	$44.44-44.98	Open Market
12/28/2015	Boathouse Row Offshore Ltd.	BUY	4,275	$44.81	$44.44-44.98	Open Market
12/28/2015	OC 532 Offshore Ltd.	BUY	1,761	$44.81	$44.44-44.98	Open Market

* The Reporting Persons undertake to provide upon request by the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares of Common Stock purchased or sold at each separate price within the ranges set forth in this column.